UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: May 31, 2021 Estimated average burden hours per response. .. . . . .1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: October 31, 2021
2. State identification Number:
AL 60381	AK 60091069	AZ	AR 60043811	CA	CO
CT 1113480	DE	DC 60072966	FL	GA	HI
ID 84395	IL	IN	IA I-108810	KS 2020S0000897	KY 60021353
LA	ME 10065023	MD SM20200590	MA	MI 993783	MN
MS 60087435	MO R2020-0231	MT 270212	NE 120220	NV	NH MF20-0082899
NJ MF-5494	NM 68852	NY	NC	ND MF20-0256	OH BE1960731
OK SE-2246634	OR 2020-766	PA	RI	SC MF23578	SD 81631
TN N2020B-1400	TX C 128173	UT 007-4964-67	VT 5/11/20-04	VA	WA 60088358
WV 106835	WI 857923	WY	PUERTO RICO 60178-0
Other (specify):
3. Exact name of investment company as specified in registration statement: PFG Fidelity Institutional AM Equity Index Strategy Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

March 31, 2022

We, as members of management of the PFG BNY Mellon Diversifier Strategy Fund, PFG JP Morgan Tactical Aggressive Strategy Fund, PFG JP Morgan Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS Aggressive Growth Strategy Fund, PFG Active Core Bond Strategy Fund, PFG American Funds Growth Strategy Fund, PFG American Funds Conservative Income Strategy Fund, PFG BR Equity ESG Strategy Fund, PFG Fidelity Institutional AM Equity Sector Strategy Fund, PFG Fidelity Institutional AM Equity Index Strategy Fund and PFG Tactical Income Strategy Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f- 1, “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of October 31, 2021, and from April 30, 2021 through October 31, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2021, and from April 30, 2021 through October 31, 2021, with respect to securities reflected in the investment accounts of each Fund.

/s/ Kevin Wolf

Kevin Wolf, Principal Executive Officer

/s/ Jim Colantino

James Colantino, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the PFG BNY Mellon Diversifier Strategy Fund, PFG JP Morgan Tactical Aggressive Strategy Fund, PFG JP Morgan Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS Aggressive Growth Strategy Fund, PFG Active Core Bond Strategy Fund, PFG American Funds Growth Strategy Fund, PFG American Funds Conservative Income Strategy Fund, PFG BR Equity ESG Strategy Fund, PFG Fidelity Institutional AM Equity Sector Strategy Fund, PFG Fidelity Institutional AM Equity Index Strategy Fund and PFG Tactical Income Strategy Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of October 31, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2021, and with respect to agreement of security purchases and sales, for the period from April 30, 2021 (the date of our last examination) through October 31, 2021:

•	Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“the Custodian”), and National Financial Services, LLC (“NFS”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, the Custodian, and NFS.

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian records.

•	Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2021, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ COHEN & COMPANY, LTD.

COHEN & COMPANY, LTD.

Cleveland, Ohio

March 31, 2022